[Dorsey & Whitney LLP Letterhead]

TED S. HOLLIFIELD

(650) 843-2719

FAX (650) 857-1288

hollifield.ted@dorsey.com

November 14, 2007

VIA FACSIMILE AND EDGAR

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Ms. Peggy Fisher

Re:	EnteroMedics Inc.
Registration Statement on Form S-1
Filed May 25, 2007
File No. 333-143265

Dear Ms. Fisher:

On behalf of EnteroMedics Inc. (“EMI”, or the “Company”), submitted herewith for filing is Amendment No. 7 to the registration statement referenced above (“Amendment 7”). Amendment 7 contains an updated estimate of the initial public offering price range per share as well as additional disclosure that certain of the Company’s principal stockholders have indicated an interest in purchasing shares of the Company’s common stock in this offering. For your convenience, we are sending a copy of this letter and Amendment 7 in the traditional non-EDGAR format, including a version of Amendment 7 that is marked to show changes to Amendment No. 6 to the registration statement referenced above.

Per our telephone conversation with Jay Mumford of November 13, 2007, we note that as indicated on page F-45 of Amendment 7, on November 13, 2007, pursuant to Article IV, Section 4(b)(ii) of the Company’s Fourth Amended and Restated Certificate of Incorporation, the holders of outstanding shares of Series B and Series C Preferred Stock consented to the automatic conversion of all outstanding shares of the Company’s preferred stock effective as of immediately prior to closing of an initial public offering of the Company’s common stock pursuant to the registration statement (File No. 333-143265) in which the offering the price per share to the public is not less than eight dollars ($8.00) per share.

As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (650) 843-2719 if we can expedite your review in any way, or fax me at (650) 644-3271.

Very truly yours,

/s/ Ted S. Hollifield

Ted S. Hollifield

cc:	Mark B. Knudson, Ph.D.
Ken Cutler